Exhibit 99.1

Borr Drilling Limited Announces Preliminary Results for the Fourth Quarter and Year Ended 2019

Hamilton, Bermuda, February 28, 2020: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three- and twelve-months ended December 31, 2019.

Highlights in the fourth quarter 2019 and full year 2019
•	Total operating revenues of $92.9 million, net loss of $69.3 million and Adjusted EBITDA* of $1.8 million for the fourth quarter of 2019
•	Total operating revenues of $334.1 million, net loss of $308.1 million and Adjusted EBITDA of $(2.6) million for the full year 2019
•
The net loss in the quarter includes $16.4 million accounting loss in equity method investments. This relates mainly to an unplanned geological event which led to a change in the drilling programme for a well in Mexico. Based on contractual provisions, we expect to be compensated for the additional costs associated with this change

•	Technical utilisation was 99.5% in the fourth quarter and 99.0% for 2019
•	Economical utilisation was 95.9% in the fourth quarter and 95.9% for 2019
•	The Company sold its marketable securities in Oro Negro debt securities with total proceeds of $27.1 million, resulting in an estimated total realised loss of $15.4 million since initial purchase
•	The Company agreed amendments in bank loan covenants to adjust minimum book equity ratio from 40% to 33.3%, and the minimum free liquidity covenant from 4.0% to 3.0% of net interest bearing debt
•	Neil Glass was appointed as Director and Audit Committee member

Subsequent events
•
The Company entered into a new $100 million financing arrangement for the newbuild jack-up rig Tivar, scheduled to be delivered from the yard in July 2020, maturing on December 31, 2021. As part of the agreement the delivery of the jack up rigs Vale and Var are expected to be postponed to Q1 2022.

•	Francis Millet was appointed as Chief Financial Officer.

The Chairman of the Board, Paal Kibsgaard, commented:

“The trend of increasing utilisation and higher jack-up dayrates seen in the first nine months of 2019, continued into the fourth quarter. In 2019, 420 rig years have been contracted in the jack-up market, beating the 2013 peak of 410 rig years. In spite of the volatility seen in the global oil and equity markets so far this year, the growth in shallow water drilling is set to continue in 2020. This is driven by customers who have attractive shallow water acreage and are managing their resource base with a long-term view. Based on ongoing tendering activity and customer interactions, more than 40 additional rigs are required in 2020 to address the planned activity. This will likely consume most of the available modern jack-up capacity, setting the stage for further increases in utilisation and dayrates as the year progresses.

Our operational and financial results for the fourth quarter were solid but impacted by schedule gaps, one-off G&A expenses, and conservative cost recognition in connection with the integrated drilling contracts in Mexico.

Looking at the full year of 2019, Borr doubled revenues compared to 2018, as we activated eight incremental rigs and we added $517 million of revenue backlog. The progress we made in 2019 in building out our business, means that we now have established critical mass in all four operating regions. Therefore, going forward, we will only activate new rigs when dayrates and mobilisation compensation meet our new requirements for cashflow and profitability. With activity at critical mass, a stringent rig activation strategy and tight control of both operating costs and working capital, we expect to deliver positive operating income for the full year of 2020, together with a significant improvement in cashflow from operations.

*For a definition of Adjusted EBITDA and why we use this measure, see page 3 of this report.

Over the past year, our cash position has been challenging, mainly driven by rig deliveries and activation costs. However, we have, with the strong support of our partner banks and shipyard, recently obtained amended terms to both loans and rig delivery schedules, which significantly improves our liquidity position. In addition, we are in discussions to sell a limited number of our modern rigs, as part of creating a long term business relationship in a key operating region, which will free up additional cash. Based on all of this, the Board is confident that we have created a clear financial path that will enable the Company to execute on the established business plan while continuing to deliver best-in-class rig services to our customers.

Lastly, we are also actively pursuing options to reduce our risk profile in Mexico by lowering our participation in the integrated well services joint venture, and instead focus our attention on the core rig operations in the country. This will also allow the company to focus even more on the execution of our global, core business, as the jack-up market continues to tighten in the coming year. We intend to continue to operate five rigs in Mexico in close cooperation with our partner, and we remain committed to serving the sizable Mexican shallow water market going forward.”

Management Discussion and Analysis

Consolidated Statements of Operations (Financial Performance & Operating Results)

The Management Discussion and Analysis below focuses on our income statement by comparing the fourth quarter of 2019 results to the third quarter of 2019 results.

In $ million	Q4 - 2019	Q3 - 2019
Total operating revenues	92.9	102.7
Gain/(loss) on disposals	2.6	-

Rig operating and maintenance expenses	(81.6)	(87.9)
Depreciation of non-current assets	(27.1)	(25.8)
Amortisation of contract backlog	(1.6)	(4.1)
General and administrative expenses	(15.4)	(10.9)
Total operating expenses	(125.7)	(128.7)

Operating loss	(30.2)	(26.0)

Loss from Equity method investments	(16.4)	(1.6)

Total financial income (expenses)	(18.0)	(47.8)

Loss before income taxes	(64.6)	(75.4)
Income tax expense	(4.7)	(3.8)
Net loss	(69.3)	(79.2)

Three months ending December 31, 2019

Total operating revenues were $92.9 million for the fourth quarter 2019 ($102.7 million for the third quarter 2019). The decrease of $9.8 million was mainly due to a schedule gap for the “Odin” after completing its contract in October 2019.

Rig operating and maintenance expenses, including reactivation and stacking costs, were $81.6 million for the fourth quarter 2019 ($87.9 million for the third quarter 2019). This included mobilisation costs amortised in the quarter of $5.8 million, other reimbursable expenses of $5.3 million and re-activation costs of $4.2 million. The decrease of $6.3 million from the third quarter was primarily driven by lower amortisation of mobilisation costs of $4.1 million.

Depreciation of non-current assets was $27.1 million for the fourth quarter 2019 ($25.8 million for the third quarter 2019). The increase of $1.3 million was mainly due to the rig “Hermod”, which was delivered from the yard in October 2019.

Amortisation of contract backlog was $1.6 million for the fourth quarter 2019 ($4.1 million for the third quarter 2019), relating to acquired contracts from the Paragon transaction in 2018. The acquired backlog has now been fully amortised.

General and administrative expenses were $15.4 million for the fourth quarter 2019 ($10.9 million for the third quarter 2019). The increase of $4.5 million was mainly due to one-off legal and professional fees.

Loss from Equity Method Investments was $16.4 million for the fourth quarter 2019 ($1.6 million for the third quarter 2019), related to our integrated well services joint venture in Mexico. This relates mainly to an unplanned geological event which led to a change in the drilling programme for a well in Mexico. Based on contractual provisions, we expect to be compensated for the additional costs associated with this change.

Total financial expenses (net) were $18.0 million for the fourth quarter 2019 ($47.8 million for the third quarter 2019). The principal items in the fourth quarter were:
•	Net interest expense of $23.6 million
•	Mark-to-market gains of $7.5 million on forward contracts for shares in Valaris PLC
•	Realised loss from sale of Oro Negro debt securities of $15.4 million since initial purchase, incremental loss during the quarter was $3.4 million
•	Mark-to-market gain of $1.9 million on the Call Spread derivative related to the convertible bonds
•	Other financial expenses mainly consisting of the amortisation of capitalised debt fees

Income tax expense was $4.7 million for the fourth quarter 2019 ($3.8 million for the third quarter 2019). The increase of $0.9 million related to start-up of new operations for Idun in Vietnam.

Set forth below is a reconciliation of Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)

(in US$ millions)	Q4-19	Q3-19	2019
Net loss	(69.3)	(79.2)	(308.1)
Depreciation of non-current assets	27.1	25.8	101.4
Impairment of non-current assets	0.0	0.0	11.4
Amortisation contract backlog	1.6	4.1	20.2
Loss from equity investment	16.4	1.6	18.0
Financial (income) expense	18.0	47.8	128.1
Income tax expense	4.7	3.8	11.2
Amortised mobilisation cost	5.8	9.9	22.6
Amortised mobilisation revenue	(2.5)	(2.6)	(7.4)
Adjusted EBITDA	1.8	11.2	(2.6)

Note - The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, amortization of contract backlog, loss from equity method investments, total financial (income) expense net, income tax expense and amortisation of deferred mobilisation costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Twelve months ending December 31, 2019

(in US$ millions)	2019	2018
Total operating revenues	334.1	164.9
Gain from bargain purchase	0.0	38.1
Gain/(loss) on disposals	6.4	18.8

Rig operating and maintenance expenses	(307.9)	(180.1)
Depreciation of non-current assets	(101.4)	(79.5)
Impairment of non-current assets	(11.4)	0.0
Amortisation of contract backlog	(20.2)	(24.2)
General and administrative expenses	(50.4)	(38.7)
Restructuring costs	0.0	(30.7)
Total operating expenses	(491.3)	(353.2)

Operating loss	(150.8)	(131.4)

Loss from equity method investments	(18.0)	0.0

Total financial income (expenses)	(128.1)	(57.0)

Loss before income taxes	(296.9)	(188.4)
Income tax expense	(11.2)	(2.5)
Net loss	(308.1)	(190.9)

Total operating revenues were $334.1 million for the full year 2019 ($164.9 million for the full year 2018). The increase of $169.2 million was mainly due to a higher number of jack-up rigs in operation for a large part of the year.

Rig operating and maintenance expenses, including reactivation and stacking costs, were $307.9 million for the full year 2019 ($180.1 million for the full year 2018). The increase of $127.8 million was mainly driven by the higher number of rigs in operation. In addition, there was total of $14.7 million of reactivation costs and $22.7 million in amortised mobilisation cost during the year.

Depreciation of non-current assets was $101.4 million for the full year 2019 ($79.5 million for the full year 2018). The increase of $21.9 million was mainly due to nine newbuild rigs delivered over the course of 2018 and three newbuild rigs delivered in 2019.

Amortisation of contract backlog was $20.2 million for the full year 2019 ($24.2 million for the full year 2018), relating to acquired contracts from the Paragon transaction in 2018. The acquired backlog has now been fully amortised.

General and administrative expenses were $50.4 million for the full year 2019 ($38.7 million for the full year 2018). The increase of $11.7 million was mainly due to an increase in legal and professional fees, partly pertaining to the US listing in July 2019, and legal costs relating to the refinancing of our debt facilities in June 2019. The expenses also include $3.9 million of non-cash charges linked to the Company’s long-term share option program ($3.7 million for the full year 2018).

Loss from Equity Method Investments was $18.0 million for the full year 2019 ($nil for the full year 2018). The increase of $18.0 million was mainly due to the establishment of our interests in the two Mexican Joint Ventures occurring in June 2019, and is due principally to a 49% share of integrated well service losses from the OPEX Joint Venture, offset by profits from the Perfomex Joint Venture representing 49% of profits from day rate drilling operations.

Total financial expenses (net) were $128.1 million for the full year 2019 ($57.0 million for the full year 2018). The increase of $71.1 million was mainly due to increased interest expense of $56.7 million, increase in unrealised loss on forward contracts of $15.0 million and realised loss on financial instruments of $15.4 million, partly offset by lower unrealised loss on our call spread derivative.

Income tax expense was $11.2 million for the full year 2019 ($2.5 million for the full year 2018), an increase of $8.7 million which reflects our increased activity and significant growth in our deployed fleet.

Consolidated Balance Sheet

As of December 31, 2019

Total assets as of December 31, 2019 were $3,280.0 million as of December 31, 2019 ($2,913.7 million as of December 31, 2018). The increase of $366.3 million is primarily a result of the acquisition of the “Thor” and delivery of the newbuilds “Njord” and “Hermod”, increase in equity method investments of $31.4 million and increase in current assets of $69.5 million. The increase in current assets is largely driven by higher receivables and accrued revenue. The overall increase was partly offset by ordinary depreciation and an impairment of the “Eir” of $11.4 million.

Total liabilities as of December 31, 2019 were $1,994.9 million ($1,380.2 million as of December 31, 2018). The increase of $614.7 million is mainly attributable to a $535.2 million increase in long-term debt related to the financing of delivered rigs and an increase of $29.2 million in forward contract liabilities.

Total equity as of December 31, 2019 was $1,285.1 million ($1,533.5 million as of December 31, 2018). The decrease of $248.4 million is largely attributable to the total comprehensive loss in 2019 of $302.5 million offset by the equity offering proceeds received in August 2019.

Consolidated Statement of Cash Flows

In $ million	Q4 - 2019	Q3 - 2019
Net loss	(69.3)	(79.2)
Net cash (used in)/ provided by operating activities	(9.5)	(10.6)
Net cash (used in)/ provided by investing activities	(8.6)	(38.7)
Net cash (used in)/ provided by financing activities	30.0	59.1
Net increase (decrease) in cash and cash equivalents	11.9	9.8
Cash and cash equivalents and restricted cash at beginning of period	116.6	106.8
Cash and cash equivalents and restricted cash at end of period	128.5	116.6

Three months ending December 31, 2019

Net cash used in operating activities was $9.5 million for the fourth quarter 2019 and is explained mainly by our net loss in the quarter, reduced by non-cash items and movements in working capital.

Net cash used in investing activities was $8.6 million for the fourth quarter 2019 and primarily relates to payments in respect of jack-up drilling rigs and newbuilds of $24.4 million (mainly relating to activation costs of newbuilds), and funding in respect of our Equity Method Investments in Mexico of $11.5m offset by $27.1 million in net proceeds received for sale of our marketable securities.

Net cash provided by financing activities was $30.0 million during the fourth quarter 2019 and relates to drawdown of debt.

As of December 31, 2019, the Company’s cash and cash equivalents and restricted cash amounted to $128.5 million ($116.6 million at September 30, 2019). Total available free liquidity (cash and cash equivalents excluding restricted cash, plus available amounts under credit facilities) at the end of the fourth quarter was $94.1 million, including undrawn amounts under credit facilities of $35.0 million. In addition, a facility of $100.0 million will be available for drawdown at delivery of the newbuild “Tivar” from Keppel in 2020.

Mexican Operational Results on a 100% basis

In $ million	Q4-19		Q3-19		2019
Mexico Joint Venture EBITDA	Perfomex	OPEX	Perfomex	OPEX	Perfomex	OPEX
Net income (loss)	3.3	(36.8)	(1.8)	(1.3)	1.5	(38.1)
Total financial income (expenses)	(0.2)	0.4	0.1	0.0	(0.1)	0.4
Income tax expense	1.5	0.6	(0.8)	(0.6)	0.7	0.0
Amortised mobilisation cost	5.3	0.7	0.9	0.2	6.2	0.9
Amortised mobilisation revenue	(0.7)	0.0	(0.2)	0.0	(0.9)	0.0
Adjusted EBITDA	9.2	(35.1)	(1.8)	(1.7)	7.4	(36.8)

The two joint ventures in Mexico, in which we hold a 49% interest, provide operations for integrated well service contracts with PEMEX, utilising the “Grid” and “Gersemi” rigs in the fourth quarter 2019 and operated by Borr personnel. Revenue for the integrated well service model is recognised based on percentage of completion method on a per well basis. Our 49% interest in the income/(loss) of the two Joint Ventures are displayed in our Income Statement under the caption ‘Loss from Equity Method Investments.

During the fourth quarter of 2019, our Mexican Joint Venture for Integrated Well Services, OPEX Perforadora S.A. de C.V (“OPEX”), of which we own 49%, encountered an unplanned geological event in the drilling operations in one of the wells. As of the end of the fourth quarter of 2019, OPEX’s costs on that specific well were in excess of the originally agreed revenue for that well, excluding the unplanned event. As such, the whole contract loss was taken during the fourth quarter, in accordance with US GAAP. Based on contractual provisions, we expect to be compensated for the additional costs associated with this change after completion of the well.

In addition, Perfomex, our other 49% owned joint venture in Mexico, performed largely as expected on operations while also continuing to experience substantial start up costs in the period. Included within operating cost in Perfomex is $6.5 million of cost related to invoices received from Borr subsidiaries, which Borr recognises as related party revenue.

Outstanding shares

As of December 31, 2019, the Company had issued share capital of $5,613,903.25, divided into 112,278,065 shares of par value $0.05 each. The Company’s authorised share capital is $6,875,000 divided into 137,500,000 common shares of $0.05 par value each. The Company held 1,459,714 of its own shares in treasury at the end of the fourth quarter of 2019.

There are a total of 2.36 million options outstanding, with strike prices between $17.50 and $24.35, and a weighted average strike price of $20.92.

Fleet development

On October 15, 2019, the Company took delivery of the newbuild jack-up rig, “Hermod”, from Keppel FELS Shipyard in Singapore (“Keppel”). The rig is built to Keppel’s proprietary KFELS B Class design, and “Hermod” is the fourth of eleven jack-up rigs built by Keppel for delivery to Borr Drilling. The rig was fully financed by a five-year financing facility provided by Keppel.

In January 2020, the Company took delivery of the fifth rig from Keppel, the “Heimdal”, also fully financed by a five-year financing facility from the yard.

The Company is, as of the date of this report, the owner of 24 modern (delivered in or after 2001) jack-up rigs, four standard jack-up rigs (built before 2001) and one semi-submersible. Furthermore, the Company has contracts for delivery of six rigs from yards by the first half of 2022. When all newbuild rigs have been delivered, and after the expected sale of the standard jack-up rig “Eir” is completed, the fleet will consist of 34 rigs, whereof 30 are modern (28 built after 2010), and one is a semi-submersible.

Operations and Contracts

In November 2019, the “Prospector 1” commenced its contract with Total in the Netherlands for an estimated period of approximately four months.

The modern jack-up rigs “Odin”, “Galar” and “Njord” are expected to commence work for Pemex in the first quarter of 2020 for an anticipated duration of 18 months each. The terms will be based on the same integrated services structure as the two other rigs (“Grid” and “Gersemi”) which are currently working for Pemex.

In October 2019, the jack-up rig “Mist” was awarded an extension with its current client Vestigo in Malaysia until April 2020. Furthermore, the “Mist” has received an LOA from the independent Australian oil company Roc Oil in Malaysia for work with an estimated duration of 210 days in direct continuation with its current contract.

In November 2019, the “Idun” commenced its contract with the independent Asian oil company Hoang Long JOC in Vietnam for approximately 115 days. Furthermore, the “Idun” has been awarded a 110 days contract with JVPC in Vietnam in direct continuation of the Hoang Long JOC contract.

In November 2019, the modern jack-up newbuild “Saga” entered into a contract with ENI for a HPHT drilling campaign of approximately 100 days plus one well option in Vietnam commencing in February 2020.

In December 2019, the modern jack-up rig “Frigg” commenced its contract with Shell in Nigeria with an estimated duration of 12 months.

In December 2019, the modern jack-up “Prospector 5” was awarded an extension with its current client Neptune in the Netherlands for plug and abandonment operations in direct continuation with its current contract. Furthermore, the “Prospector 5” has been awarded a contract with an estimated duration of 210 days with Perenco in the North Sea in direct continuation with the Neptune contract. The “Prospector 5” was also awarded a contract with CNOOC in the North Sea for an estimated duration of 12 months to start in direct continuation with the Perenco contract.

In November 2019, the standard jack-up rig “B152” was awarded a nine months contract extension plus a six months option with ADNOC in Abu Dhabi and will operate until at least August 2020.

The Company currently has a marketed available fleet of six unemployed modern rigs, all of which are newbuilds. Additionally, there are six rigs under construction, scheduled for delivery from the yards until 2022.

	Total	Operating / Committed	Available	Cold Stack	Under Construction
Modern Jack-Ups	30	16	6	2	6
Standard Jack-Ups	4	2	1	1†
Total Jack-Ups	34
Semi - Submersible	1	1
Total Fleet	35	19	7	3	6

The Company currently has 16 rigs in operation: four in the North Sea, two in the Middle East, five in West Africa, three in South East Asia and two in Mexico.

The technical utilisation for the fleet was 99.5% in the fourth quarter of 2019 and 99.0% for the full year 2019. The economical utilisation in the fourth quarter was 95.9% and 95.9% for the full year 2019.

Corporate Development, Investments and Financing

The Company has entered into an agreement with its financing banks to make certain amendments to its financial covenants. The required minimum book equity ratio was adjusted from 40% to 33.3% and the minimum free liquidity covenant adjusted from 4.0% to 3.0% of net interest bearing debt. The amendments are effective from year end 2019 and into 2021.

† Incl. Eir, which is under sales agreement, expected to be concluded early 2020, subject to conditions

In February 2020, the Company entered into a new financing arrangement for the newbuild jack-up rig Tivar, scheduled to be delivered from the yard in July 2020. The existing bank delivery financing for the rig was replaced with a new $100 million take out facility maturing on December 31, 2021. As part of the agreement the delivery of the jack up rigs Vale and Var are conditional upon full repayment of the facility which means we can accelerate delivery of these rigs in the case of early repayment. Remaining capex commitments for newbuilds is $707 million at the time of this report, of which $620 million is now fully financed. Total unfinanced delivery payment for 2020 is $53 million relating to the delivery of Tivar.

Borr Drilling currently owns certain non-core assets, such as “Atla”, “Balder”, “MSS1” and “B391”. The Company is open to divesting some or all of these assets. None of the assets are currently leveraged, and any sales proceeds will improve the liquidity position of the Company and create liquidity to accelerate activation of remaining rigs.

The Company holds forward contracts for shares in Valaris PLC (former Ensco Rowan PLC) with unrealised losses of $64.3 million at December 31, 2019, recorded in the balance sheet under unrealised loss on forward contracts. The total losses on these forward contracts are covered by restricted cash on the balance sheet. Total remaining exposure under the forward contracts was $27.9 million as of December 31, 2019.

In the fourth quarter 2019, the Company sold its investments in Oro Negro debt securities giving a positive liquidity effect of $27.1 million. The total realised loss was $15.4 million, whereof $3.4 million was recorded in the fourth quarter of 2019.

Mr. Francis Millet was appointed as the new Chief Financial Officer of the Company. Mr. Millet has 30 years of experience at Schlumberger where he has held several senior management functions globally, including VP Commercial and Finance and VP Commercial and Contracts. He brings with him vast knowledge and experience in finance, business development, M&A, risk management, accounting and tax. Mr. Millet is a chartered accountant and holds a Master in business administration from Paris University.

Mr. Neil Glass was appointed as a director of the Board and as a member of the audit committee. He is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies.

Market

During the fourth quarter of 2019, the global jack-up drilling rig fleet utilisation continued the upward trend seen in 2019. Global competitive jack-up rig utilisation stood at 87% at the end of December 2019, an increase of two percentage points quarter-on-quarter and has increased further after quarter end to 88% at the date of this report. As a comparison, at the end of the first quarter 2019 the utilisation was 79%, which means an increase of nine percentage points in less than one year.

The utilisation for the competitive modern jack-up fleet (rigs built after year 2000) has increased by three percentage points from September 2019 to 91% at the date of this report. In addition to the markets in the North Sea, Middle East and West Africa, where utilisation is above 90%, the strong increase in activity observed in South-East Asia last quarter is continuing.

As of the date of this report, there are a total of 381 contracted jack-up rigs, up from 365 rigs per September 30, 2019. For modern rigs, contracted rig count stand at 263 representing an increase of approximately 86 rigs or 50% since 2014. A reverse trend has been observed in the standard jack-up rig segment, where contracted rig count has halved since 2014 to current levels of 118.

There are currently only 34 uncontracted modern jack-ups. The Company estimates that only 14 modern units are warm stacked and are being actively marketed by international operators. Borr Drilling owns six of these units.

Two rigs were retired from the international jack up drilling rig fleet during the fourth quarter, bringing the total number of retired rigs in 2019 to 15 rigs. Since year end, a further four rigs have been, or are planned to be retired from the international jack-up drilling rig fleet. Since the start of the downturn more than 100 rigs have been retired. There are currently 167 jack-up rigs older than 30 years, out of which 49 rigs are uncontracted, and the Company maintains its view that a significant number of these will become commercially and technically uncompetitive in the next years.

According to Clarksons Platou, the current jack-up contracting pace has surpassed the previous 2013 record. Over the last 12 months, 420 rig years have been contracted in the jack-up segment, beating the 2013 peak of 410 years. In April 2018, the 12-month rolling pace troughed at 160 years. Now, less than two years later, this number has increased by more than 160%. The average length of a jack-up contract is now at approximately 500 days, up 77% from the 282 days during the trough and higher than the 2013 peak.

This is supported by strong tendering activity, where we currently see a demand for more than 40 modern jack-up rigs in various tenders across the world. This includes 19 incremental rigs going into the Middle East, with UAE being a big driver with one NOC requiring up to 16 incremental modern rigs within first half of 2021. Mexico is also expected to require another ten rigs on top of what has already been contracted, and we expect South-East Asia, driven by Thailand, Malaysia and Vietnam to require seven incremental rigs. Additionally there is incremental demand in West-Africa, India, China and other jurisdictions. As a result of this and with a total of 381 rigs currently contracted, we expect the global jack-up rig count to significantly surpass 400 units in the next twelve months, which will push utilisation to more than 95% for modern rigs.

Outlook

The Company’s main focus for 2020 will be to improve cashflow and strengthen the balance sheet, supported by activity at critical mass, a stringent rig activation strategy and tight control of both operating costs and working capital.

The Company is also of the opinion that the value of its fleet is far above what is implicitly priced in its share price and is therefore pursuing strategic sales of a limited number of modern assets and opportunistic disposals of older assets.

With utilisation above 90% for modern marketed rigs and availability of rigs at shipyards diminishing quickly, we expect further increases in utilisation and dayrates as the year progresses. The Adjusted EBITDA for the first quarter 2020 is expected to show a solid sequential improvement over fourth quarter, mainly driven by the commencement of contracts for four additional rigs.

Forward looking statements
This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions and include expectations regarding industry trends including activity levels in the jack-up rig industry, expectations as to global jack-up rig count and expected tenders and demand levels, strategy with respect to deployment of rigs, expectations on trends and potential in day rates and potential to generate significant cash at current day rates, delivery of newbuilds including expected delivery timing, expected ability to sell or finance currently unencumbered rigs and expected valuation, strategy and plans with respect to investments in third party securities, contract backlog, expected contracting and operation of our jack-up rigs and contract terms included estimated duration of contracts, expectations with respect to contracting available rigs including warm stocked rigs, expected ability to generate cash from operations, expected completion of sales of rigs the Company has agreed to sell, expected results in the rest of 2020, including expected strong growth in Adjusted EBITDA in coming quarters and the expectation Adjusted EBITDA will cover operational and finance costs, strategy with respect to asset base, expected business environment including statements made under “Market” and “Outlook” above,  expected funding needs and ability to meet obligations for newbuilds, expected increase in tenders for jack-up rigs, global jack-up rig count, increase in demand from IOCs and NOCs, increases in oil production by geography, expected returns for oil companies, ability to fix rig rates at current market prices, competitive advantages from joint ventures, generation of free cash flow, improvement of cash flow per rig in operation post activation, remediation of advances, expected activation costs of rigs, expectations about our ability to find contracts for and activate our rigs not currently in operation, expectations with respect to amendments to our loan facility, expected industry trends including with respect to demand for and expected utilization of rigs, and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. In addition to the important factors and matters discussed elsewhere in this report, important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements are included in our most recent annual report and in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 under the ticker BDRILL and New York Stock Exchange from July 31, 2019 under the ticker BORR. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

February 28, 2020
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: VP Investor Relations and Treasury, +44 7708899316